UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GreenLight Biosciences Holdings, PBC

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536G 105

(CUSIP Number)

Eric O’Brien

Fall Line Capital, LLC

160 Bovet Rd., Suite 310, San Mateo, CA 94402

650-235-4032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fall Line Endurance Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 11,452,834
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,452,834
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,452,834
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)
14	TYPE OF REPORTING PERSON* (see instructions) PN

(1)

Calculated based on the 151,681,314 shares of the Common Stock, par value $0.0001 per share (the “Common Stock”) of GreenLight Biosciences Holdings, PBC (the “Issuer”) outstanding as of May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-K, filed with the Securities and Exchange Commission on May 11, 2023 (the “Form 10-K”).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fall Line Endurance GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 11,452,834
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,452,834
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,452,834
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)
14	TYPE OF REPORTING PERSON* (see instructions) OO

(1)	Calculated based on the 151,681,314 shares of Common Stock outstanding as of May 8, 2023, as reported in the Form 10-Q.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eric O’Brien
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,452,834
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,452,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,452,834
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)
14	TYPE OF REPORTING PERSON* (see instructions) IN

(1)	Calculated based on the 151,681,314 shares of Common Stock outstanding as of May 8, 2023, as reported in the Form 10-Q.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clay Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,452,834
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,452,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,452,834
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)
14	TYPE OF REPORTING PERSON* (see instructions) IN

(1)	Calculated based on the 151,681,314 shares of Common Stock outstanding as of May 8, 2023, as reported in the Form 10-Q.

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) to this Statement on Schedule 13D (as amended, this “Statement”) amends and supplements the Statement on Schedule 13D previously filed by the reporting persons with the Securities and Exchange Commission (the “SEC”) on February 25, 2022, as amended by Amendment No. 1, filed with the SEC on March 30, 2023 and Amendment No. 2, filed with the SEC on May 30, 2023 ( “Amendment No. 2”), with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of GreenLight Biosciences Holdings, PBC, a Delaware public benefit corporation (the “Issuer”), whose principal executive offices are located at 200 Boston Avenue, Suite 3100, Medford, Massachusetts 02155. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

This Amendment No. 3 is filed solely to report that the Reporting Persons previously disclosed on each such Reporting Person’s cover page in Amendment No. 2 that the Reporting Persons beneficially owned 8,901,814 shares of Common Stock, but disclosed in Item 5 that Fall Line Endurance Fund, LP beneficially owned 11,452,834 shares of Common Stock. Due to a scrivener’s error, the number of shares of Common Stock beneficially owned on the cover pages for each Reporting Person was not updated to correctly reflect that each such reporting person beneficially owns 11,452,834 shares of Common Stock. This Amendment No. 3 corrects such scrivener’s error.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2023

Fall Line Endurance Fund, LP

By:	Fall Line Endurance GP, LLC
Its:	General Partner

By:	/s/ Clay Mitchell
Name:	Clay Mitchell
Title:	Managing Member

Fall Line Endurance GP, LLC

By:	/s/ Clay Mitchell
Name:	Clay Mitchell
Title:	Managing Member

Eric O’Brien

By:	/s/ Eric O’Brien
Name:	Eric O’Brien

Clay Mitchell

By:	/s/ Clay Mitchell
Name:	Clay Mitchell